February 26, 2002

Via EDGAR

Securities and Exchange Commission
Mail Stop 4-8
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:    Todd K. Schiffman

Re:	PEAK6 Corporation Registration Statement on Form S-1 (File No. 333-58120)

Dear Mr. Schiffman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PEAK6 Corporation (the "Company") hereby applies to withdraw from registration its Registration Statement on Form S-1 (File No. 333-58120) previously filed with the Securities and Exchange Commission. This Registration Statement is being withdrawn due to a decision made by the general partner of PEAK6 Investments, L.P. to remain a private partnership at this time. No securities were sold in connection with the offering contemplated by this Registration Statement.

Thank you for your attention to this matter and feel free to contact me at (312) 362-2408 if you have any questions.

Very truly yours,

PEAK6 Corporation
By:	/s/ MATTHEW HULSIZER Name: Matthew Hulsizer Title: Co-Chief Executive Officer

cc:    Beth Crowell (New York Stock Exchange)